NEWS RELEASE 09-36	DECEMBER 9, 2009

AGREEMENT SIGNED FOR THE SALE OF THE
AGI DAGI AND KIRAZLI GOLD PROJECTS TO ALAMOS

Fronteer Development Group Inc. (FRG - TSX/NYSE Amex) announces that Fronteer, Teck Resources Limited (TSX:TCK.B; NYSE: TCK) and Alamos Gold Inc. (TSX:AGI) have signed a definitive share purchase agreement providing for Alamos to acquire 100% of the Agi Dagi and Kirazli gold projects through the purchase of certain Turkish subsidiaries held by Teck and Fronteer, respectively. This agreement replaces the memorandum of understanding signed by the parties on September 22, 2009.

The transaction is anticipated to close as early as December 17, 2009 and no later than January 31, 2010, subject to satisfaction of certain conditions precedent. Under the terms of the agreement, Alamos is to pay a total of US$40 million cash plus issue an aggregate of 4 million Alamos common shares on closing to Teck (as to 60%) and Fronteer (as to 40%) in total consideration for acquiring these two projects. The common shares will be issued on a private placement basis and will be subject to a four-month hold period.

Fronteer is focused on building low-cost gold production from projects that it controls and operates. Proceeds from this transaction provide Fronteer additional funds to advance its promising gold development pipeline in Nevada, including its Long Canyon, Northumberland and Sandman projects.

ABOUT FRONTEER
We intend to become a significant gold producer. Our solid financial position and strengthened operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. Our robust pipeline also includes 40% interest in an emerging copper-gold mineral district in northwestern Turkey. In addition, Fronteer has 100% ownership of Aurora Energy Resources, developer of one of the largest uranium deposits not currently in production. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, Ph.D, P.Geo, President and CEO
Troy Fierro, COO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to timing of closing involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to TSX and other regulatory approvals, international operations and joint ventures, and changes in government as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information form and Fronteer's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.